BIGSTRING CORPORATION
                               File No. 333-127923

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                           MEMORANDUM SUMMARIZING SEC
                                   COMMENTS ON
            BIGSTRING CORPORATION REGISTRATION STATEMENT ON FORM SB-2
                              Filed August 29, 2005
                              AND RESPONSES THERETO

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      Terms used herein without definition, shall have the same meaning assigned to them in the prospectus.

General Comments
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1.    Comment - We note your use of the term "Company" throughout the
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      prospectus. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

2.    Comment - Please provide us with copies of any graphics, maps,
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      photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

      Response - BigString will not be including any logos, graphics, maps,
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      photographs or other artwork in the prospectus.

3.    Comment - Please provide us with highlighted copies of any study or report
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      that you cite or on which you rely. For example, we note on page 25 that you refer to statistics obtained from Jupiter Communications and International Data Corp. Confirm with us that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, if the reports were prepared for you, please file the experts' consents as Exhibits.

      Response - Although none of the industry reports or statistics that we
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      have relied upon in the prospectus were prepared for BigString, nor did we compensate, in any way, the parties that prepared the cited reports and studies, we have decided to delete all information supported by such reports and/or studies due to the constant changing of such information.
      We believe that the prospectus provides adequate disclosures about our company and markets without the need for the deleted information and citations.

4.    Comment - Please avoid vague assertions that are in the nature of
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      "puffing." The basis for comparative factual assertions and for management's belief in qualitative statements must be clear from the text of the registration statement or provided to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation:

      o "we believe that our BigString email service is currently the only email service that is recallable and cancelable." (page 3)

      o "the premium email service products market is a rapidly growing segment of the overall email service market." (page 23)

      o "we expect to attract a large number of customers who will want to try our unique BigString email service products." (page 23)

      o     "we believe we will generate significant advertising revenue." (page
            23)

      o "over 80% of all small and medium-sized business had Internet connectivity, and almost 100% of business with over 20 employees had Internet connectivity" (page 26)

Please revise or advise as appropriate.

      Response - We have revised the prospectus to address the Staff's concerns.
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Facing Page
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5.    Comment - We note that your securities will be sold on a continuous basis.
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      As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a delayed or continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D, paragraph 36.

      Response - We have revised the facing page of the registration statement
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      in accordance with the Staff's comment.

Prospectus Cover Page
---------------------

6.    Comment - You state that "the selling stockholders will offer their shares
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      of common stock covered by this prospectus at a price of $0.48 per share until the earlier of (1) ninety days following the date of this prospectus, and (2) the inclusion of [your] common stock on the Nasdaq Over-the-Counter Bulletin Board Trading System." If you fail to have your securities quoted on the Bulletin Board, please tell us why you do not believe that allowing selling securityholders to resell your common stock at any price after 90 days does not constitute a delayed offering. Please be aware that, in order to register a delayed offering, the company must be S-3 eligible. Alternatively, please revise to disclose that selling securityholders must resell their securities at a fixed price unless and until a market for your common stock develops and thereafter at market prices.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

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

7.    Comment - Please revise to highlight the cross-reference to the "Risk
      -------
      Factors" section so that it is visually distinctive from the surrounding text. We refer to Item 501(a)(5) of Regulation S-B.

      Response - The cross reference to the "Risk Factors" section is in bold
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      print which we believe highlights such cross reference and makes it visually distinctive from the surrounding text.

Prospectus Summary
------------------

8.    Comment - Please revise the summary so that it provides a balanced
      -------
      overview of the company, its operations and the proposed offering. We note, for example, that you have highlighted the features of your email services that you believe provide you with a competitive advantage as well as the cash raised in private offerings, but have not included an overview of your financial condition and history of net losses. Please revise accordingly.

      Response - We have revised the Prospectus Summary in accordance with the
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      Staff's comment.

9.    Comment - On page 23 and in this section, you compare yourself to "other
      -------
      leading email service providers." The term "leading" is vague and abstract. Please revise to clarify your use of this term and provide us with current industry data that supports your assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. Your disclosure should clarify the extent and nature of your competition and your relative industry position in a manner consistent with Item 101(b)(4) of Regulation S-B.

      Response - We have revised the prospectus by deleting the reference to
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      "other leading email service providers."

Risk Factors, page 6
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General
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10.   Comment - We refer to the introductory paragraph on page 9 where you
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      indicate that you may face other risks or uncertainties currently unknown to you or that you currently deem to be immaterial which may adversely affect your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

11.   Comment - Please revise to either underline or italicize your risk factor
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      subheadings so that the subheadings are easily distinguished from the risk factor narratives.

      Response - Our risk factor subheadings are in bold print which we believe
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      easily distinguishes such subheadings from the risk factor narratives.

12.   Comment - Please include a risk factor related to the risk that hackers,
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      viruses and other potential security breaches pose to your business.

      Response - We have revised the prospectus to include a risk factor related
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      to the risk that hackers, viruses and other potential security breaches pose to our business.

13.   Comment - On page 8, you state that "[a]lthough we believe that our
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      technology has been developed independently and does not infringe on the patents of others." Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language.

      Response - We have revised the risk factors in accordance with the Staff's
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      comment.

14.   Comment - Please avoid using generic conclusions such as "adversely
      -------
      affected" or similar language when describing a risk's effects. For example, on page 9 you state that "[i]f any of the foregoing were to occur, our business could be materially adversely affected." Replace this, and similar language, with more detailed disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

15.   Comment - You note on page 18, that any additional equity financing may
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      involve substantial dilution to your then-existing stockholders. We also note, on page II-10, that you have a number of outstanding warrants. Please add a risk factor noting the risk of dilution your shareholders face should you issue additional shares in an equity financing or should the warrants be exercised.

      Response - We have revised the prospectus to include a risk factor with
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      respect to dilution.

16.   Comment - On page 26, you note that the "markets for [your] services are
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      highly competitive. With limited barriers to entry [you] believe the competitive landscape will continue to increase both from new entrants to the market as well as from existing players." Please revise to add a risk factor noting the competitiveness of your market and limited barriers to entry.

      Response - We have revised the prospectus to include a risk factor which
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      notes the competitiveness of our market and the limited barriers to entry thereto.


We cannot assure you that we will become profitable since we have a limited
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operating history, insignificant revenue and plan to increase our expenses to
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develop our business, page 6.
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

17.   Comment - Please revise this risk factor to note your history of loses and
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      your accumulated deficit.


      Response - We have revised this risk factor in accordance with the Staff's
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      comment.

We may need additional capital to fund our operations until we are able to
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generate a profit, page 6.
--------------------------

18.   Comment - Please revise to note your cash balance as of the most recent
      -------
      practicable date and to provide an estimate of your cash needs during the twelve months following the date of this prospectus.

      Response - We have revised this risk factor in accordance with the Staff's
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      comment.

We are dependent upon maintaining and expanding our computer..., page 7
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19.   Comment - To the extent that you have experienced interruptions in your
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      service or system downtimes, please briefly discuss the frequency and duration of these events.

      Response - We have revised this risk factor in accordance with the Staff's
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      comment.

If we were to lose the services of our key personnel, we may not be able to
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execute our business strategy which could result in the failure of our business,
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page 7.
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20.   Comment - We note on page 31, that you do not have any employment
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      agreements with any or your officers or employees. Please revise this section to note this fact.

      Response - We have revised this risk factor to note that we do not have
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      any employment agreements with any of our officers or employees. We have also revised this risk factor by disclosing that we have non-disclosure, non-competition and assignment of inventions agreements with our key technology support personnel.

Our patent application may not be granted, page 8
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21.   Comment - Please briefly discuss the consequences to your ability to offer
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      your services if your patent application is denied.

      Response - We have revised this risk factor in accordance with the Staff's
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      comment.

Misappropriation of our intellectual property could harm our reputation,
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affecting our competitive position and resulting in us having to expend money,
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page 8.
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22.   Comment - We refer to your statement that, "We rely on a combination of
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      U.S. and foreign patents, copyrights, trademark and trade secret laws."
      Please expand your disclosure to indicate the nature of the patents, copyrights, trademarks and trade secrets that you rely upon, including the foreign jurisdictions in which you operate.

      Response - We have revised this risk factor in accordance with the Staff's
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      comment.

23.   Comment - Please advise us supplementally whether you require your
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      employees to enter into confidentiality or non-compete agreements with respect to your proprietary technology. If not, please revise the risk factor discussion to include this.

      Response - We require key technology support personnel (i.e., employees
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      with access to sensitive information which relates to our technology) to enter into non-disclosure, non-competition and assignment of inventions agreements.

Since there is no trading market for our common stock, you may not be able to
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resell any of the shares you purchase or may have to sell your shares at a
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substantially reduced price, page 10
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24.   Comment - You state that you "intend to work with one or more registered
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      broker-dealers in order to apply for listing of [your] common stock on the
      OTC Bulletin Board." Please note that shares are not listed on the OTC BB, they are quoted. Please make the revisions here and throughout your prospectus as necessary.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

Our common stock may be considered a "penny stock" and may be difficult to sell,
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page 10
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25.   Comment - Please expand your discussion of what constitutes a "penny
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      stock" to include that penny stocks are generally not traded on a national stock exchange or on NASDAQ and are securities issued by companies that have minimal net tangible assets and short corporate histories as well as minimal revenues.

      Response - We have revised this risk factor in accordance with the Staff's
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      comment.

Insiders have substantial control over us, and they could delay or prevent a
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change in our corporate control even if our other stockholders wanted it to
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occur, page 10
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26.   Comment - Please disclose the aggregate insider ownership of your common
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      stock assuming all shares are resold pursuant to this registration statement. In addition, please clarify whether the percentage ownership listed here includes the shares of common stock held by spouses of management which are included in the beneficial ownership table.

      Response - We have revised this risk factor in accordance with the Staff's
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      comment.

Special Note Regarding Forward-Looking Statements, page 12
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27.   Comment - Refer to the last two sentences of the final paragraph under
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      this heading. Because the company is responsible for all statements in the registration statement, it is not appropriate to disclaim responsibility for the accuracy and completeness of forward-looking statements. In addition, the last sentence is inconsistent with your undertaking to update the prospectus as required by section 10(a)(3), to reflect any fundamental change, and to reflect any material change in the plan of distribution. Please revise your document to remove these disclaimers.

      Response - We have revised the prospectus by removing these disclaimers.
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Market for Common Stock, page 13
--------------------------------

28.   Comment - We note that at the time of this filing there was no public
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      trading market for your common stock. As a result, please indicate the amount of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into your common stock; or that could be sold pursuant to Rule 144. Refer to Item 201(a)(2) of Regulations S-B.

      Response - We have revised the section of the prospectus captioned "Market
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      for Common Stock" in accordance with the Staff's comment. In addition, we have included a new section in the prospectus captioned "Shares Eligible for Future Sale" in further response to the Staff's comment.

Management's Discussion and Analysis or Plan of Operation, page 15
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29.   Comment - Please revise to identify and discuss key performance
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      indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Examples may include, but are not limited to, the number of users of your email services, the number of paying customers at each level of usage and your user retention rate. Refer to SEC Release 33-8350.

      Response - We have revised the MD&A in accordance with the Staff's
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      comment.

Critical Accounting Policies, page 15
-------------------------------------

30.   Comment - We note that you refer to the notes to the consolidated
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      financial statements for the disclosure regarding your critical accounting policies. Please revise this section to include a more detailed discussion of your accounting policies subject to significant estimate and judgment such as measurement of stock compensation and valuation of intangible assets. Refer to the guidance in FR-72. Please note this disclosure should supplement, but not duplicate, the description of accounting policies in the notes to the consolidated financial statements.

      Response - We have revised the MD&A in accordance with the Staff's
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      comment.

Plan of Operation, page 15
--------------------------

31.   Comment - Please provide additional details about your Plan of Operation
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      during the next twelve months, including any estimates of expenditures needed to achieve your business plan, any milestones during this period as well as your specific plans regarding the cash received in private offerings. Your bullet points on page 16 do not provide


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

      meaningful disclosure to investors regarding how you intend to increase sales and increase your presence and promote your brand within your industry.

      Response - We have revised the MD&A in accordance with the Staff's
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      comment.

32.   Comment - In the first paragraph, on page 16, you state that you
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      "continued to create a presence in the market for our BigString email."
      Please revise to note how you created a presence in the market. To the extent this is based on any specific metrics, including number of users, please revise to include this.

      Response - We have revised the MD&A to address the Staff's comment.
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33.   Comment - In the third paragraph, on page 16, you state that you
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      anticipate increasing the size of your sales force. Please revise to note the estimated change in the size of your sales force and your estimated change in the number of employees in the other areas of your company.

      Response - We have revised the MD&A in accordance with the Staff's
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      comment.

Results of Operations, page 17
------------------------------

34.   Comment - You note that for the Six Months Ended June 30, 2005 and for the
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      year ended December 31, 2004, expenses increased primarily due to increased development and administrative costs and professional fees. Please revise to provide more detail as to the reason for the increase in development and administrative costs and professional fees and to disclose what specific costs are included under these headings.

      Response - We have revised the MD&A in accordance with the Staff's
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      comment.

35.   Comment - Where you discuss revenues, please revise to disclose the
      -------
      portion of your revenues generated from users of your services and the portion of your revenues generated from advertisers.

      Response - We have revised the MD&A in accordance with the Staff's
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      comment.

Liquidity and Capital Resources, page 18
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36.   Comment - Please revise your discussion to note the material changes in
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      your balance sheet balances and the underlying drivers impacting these balances as of the Six Months Ended June 30, 2005 and as of the year-ended December 31, 2004. For instance, but without limitation, please note the $953,700 increase in the Subscription Payable balance as of June 30, 2005 and the underlying drivers impacting this balance.

      Response - We have revised the prospectus to address the Staff's comment.
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      However, it should be noted that the balances now included in the prospectus are as of September 30, 2005. The subscription payable reported as of June 30, 2005, is not an issue as of September 30, 2005.

37.   Comment - If material, disclose any known trends, events or uncertainties
      -------
      that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.

      Response - Other than what is already disclosed in the MD&A, we are not
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      aware of any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on our short-term or long-term liquidity.

38.   Comment - You note your cash balance as of June 30, 2005. Please revise
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      this disclosure to note your cash balance as of the most recent practicable date.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

39.   Comment - You state that "[m]anagement believes the current cash balance,
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      together with gross proceeds of $500,000 which the company raised in a private placement conducted in August, 2005, is sufficient to fund the current minimum level of operations through December 31, 2006." Please discuss in more detail the basis for this belief. This discussion should include, but not be limited to, what the "current minimum level of operations" encompasses and how it related to your business plan as set forth in the Plan of Operation section.

      Response - We have revised the MD&A in accordance with the Staff's
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      comment.

Principal Stockholders and Security Ownership of Management, page 19
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40.   Comment - Since the tables on pages 19 and 21 include substantial overlap,
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      please combine them and present a single table that includes security ownership of management as well as five percent holders of your common stock.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

Description of Business and Services, page 23
---------------------------------------------

General
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41.   Comment - We note you have a website at www.bigstring.com. Please tell us
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      if you have any other websites. Also, please disclose the address of your website in this section. Refer to Item 101(c)(3) of Regulation S-B.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment. In addition, BigString currently maintains websites which are used for URL tracking. By entering into one of these URLs, a user is immediately redirected to www.bigstring.com. The URLs are as follows:

      BigPrivacy.com, BigstringEmail.com, BigstringMail.com, Mybigstring.com, Thebigstring.com, Yourbigstring.com, Ourbigstring.com, Newbigstring.com, Bigstring1.com, Bigstring2.com, Bigstring3.com, Bigstring4.com, Bigstring5.com, Bigstring6.com, Bigstring7.com, Bigstring8.com, Bigstring9.com, Bigstring10.com, Bigstring11.com, Bigstring12.com,


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

      Bigstring13.com, Bigstring14.com, Bigstring15.com, Bugstring.com, Bogstring.com, Oopsmail.com, Bigstring.net

42.   Comment - We note on your website www.bigstring.com that you generate
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      revenue through non-email sources including banner ads, free money deals, and shipping rebates. Please revise this section to note the non-email sources from which you are generating or plant to generate revenues.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment. However, please note that BigString does not currently offer or participate in shipping rebates.

43.   Comment - We note on your website www.bigstring.com that you plan to
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      payout 70% of your general non-revenue to your email users. Please revise this section to provide a discussion regarding this payout plan.

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

44.   Comment - On page 8, you state that you "rely on a combination of U.S. and
      -------
      foreign patents, copyrights, trademark and trade secret laws to establish and protect our proprietary rights." Please revise to note all of your patents, copyrights and trademarks and their duration. Refer to Item 101(b)(7) of Regulation S-B. Response - We have revised the prospectus in accordance with the Staff's comment.

Business Strategy, page 23
--------------------------

45.   Comment - Where you discuss the possibility of co-branding your product
      -------
      with other companies, please revise to indicate the types of companies that would seek this sort of arrangement. For example, to the extent that these companies may be current or potential competitors of yours, please disclose this.

      Response - We have revised the prospectus by deleting the discussion
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      relating to co-branding. At this time, BigString does not intend to co-brand its products. If, in the future, BigString decides to co-brand, it will include appropriate disclosure in the appropriate periodic reports to be filed with the Commission.

Products and Services, page 24
------------------------------

46.   Comment - Please revise to note the number of subscribers to the BigString
      -------
      Free, BigString Plus, Big String Premium, and Business Account packages.

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

47.   Comment - Please advise us as to the countries in which you generate
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      revenue.

      Response - We currently generate revenue in Australia, Canada, China,
      --------
      England, India, Indonesia, Iraq, Mexico, Morocco, New Zealand, the Philippines, Saudi

      Arabia, South Africa, Taiwan, the United Arab Emirates and the United States of America.

Market, page 25
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48.   Comment - You state that "through organic, grass-roots marketing, the
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      company is already experiencing high growth in new member accounts."
      Please revise to define the term "organic, grass roots marketing." Also, please revise to quantify the "high growth" in new member accounts. This quantification should include a break out of new members by the four email packages you list on page 24 and 25.

      Response - We have substantially revised this section of the prospectus to
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      remove any language which may be considered to be "puffing," and to otherwise address the Staff's concerns.

49.   Comment - You state that as you expand your partnering opportunities with
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      other established email providers and affiliates you believe that you are positioned for significant growth. Please revise to note the email providers that you are currently partnered with and the status of negotiations with any other email providers. In addition, please refrain from using the term "partner' when describing these arrangement since you are not describing a partnership structure where individual partners share in the gains or losses of the entity.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

50.   Comment - You state in the first full paragraph on page 26, that you have
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      strong interest from users of the dating services as well as from dating services. Please revise to quantify "strong interest." Also, please revise to elaborate on what constitutes "strong "interest."

      Response - We have revised this section of the prospectus by deleting any
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      statements regarding dating services.

Competition, page 26
--------------------

51.   Comment - In the last paragraph of this section, we note your use of the
      -------
      terms "I-frames" and "stalked automatically." The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. Please revise this to eliminate your use jargon and technical terms here and throughout your prospectus.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

52.   Comment - Please provide us with supporting documentation for your
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      assertions made about your competitors and their products. For instance, you state that "Read-Notify offers certain of the self-destructing features found in the BigString products, but [you] believe that Read-Notify is a much less user friendly application. A user must append the recipient's email address with a string of codes to utilize this application." In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

      Response - We have revised the prospectus to remove specific assertions
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      regarding potential competitors. We believe that such disclosures could possibly subject us to legal action by named competitors, regardless of whether our assertions were accurate or not.

Management, page 29
-------------------

53.   Comment - Please revise to note the business experience of your executive
      -------
      officers for the previous five years. For instance, but without limitation, please note where Mr. Myman was employed from 2000 through 2003. Refer to Item 401(a)(4) of Regulation S-B.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

Executive Compensation, page 31
-------------------------------

54.   Comment - On page II-8, you note that on October 10, 2003 you "issued
      -------
      shares of [your] common stock to certain of our executive officers as compensation for their service as executives of the company." Please revise to include these grants or advise us as to why this compensation has not been included in the Summary Compensation Table.

      Response - Our disclosure on page II-8 erroneously reported the shares
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      purchased on October 10, 2003 by each of our executive officers, Darin M.
      Myman, Adam M. Kotkin and Todd M. Ross, were received as compensation. All of the shares of BigString's common stock purchased on October 10, 2003, including those purchased by the executive officers, were purchased for $.000001 per share. Therefore, we have deleted the disclosure on page II-8 entitled "Details of Issuance of Shares of Our Common Stock in Connection with Executive Employment." Additionally, we have disclosed the shares purchased by our executive officers on October 10, 2003 on page II-8 under the heading "Details of Issuance of Shares of Our Common Stock to Investors."

55.   Comment - Please revise this section to note how your executive
      -------
      compensation is determined.

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

Board of Directors, page 32
---------------------------

56.   Comment - Please revise to note the term of your directors. Refer to Item
      -------
      401(a)(3) of Regulation S-B.

      Response - We have revised the prospectus in accordance with the Staff's
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      comment.

Related Party Transactions, page 34
-----------------------------------

57.   Comment - You state that on July 16, 2004, the company issued 4,000,000
      -------
      shares of your common stock each to Darin M. Myman, David Daniels, Deborah Daniels, Charles A. Handshy, Jr., and June Handshy. You also state that as a result of those stock acquisitions, that you became the owner of 100% of the outstanding common stock of Email Emissary. Please clarify to note which "stock acquisitions" you are referring to and to disclose, if true, that each individual who received your shares exchanged shares of Email Emissary in order to receive your common stock. Also, please revise this discussion to note how the terms of these transactions were determined and whether this transaction for the Email Emissary common stock was an "arms length transaction."

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

58.   Comment - In connection with comment 57 above, please file a copy of the
      -------
      Email Emissary agreement as an Exhibit. Refer to Item 601(b)(10) of Regulation S-B.

      Response - We have included as exhibits 10.25, 10.26, 10.27, 10.28 and
      --------
      10.29 copies of the Stock Purchase Agreements between BigString and the former shareholders of Email Emissary.

Selling Stockholders, page 36
-----------------------------

59.   Comment - Please revise to name the natural persons holding voting control
      -------
      and dispositive powers over AJW Offshore, Ltd., AJW Partners LLC, AJW Qualified Partners, and LLC New Millennium Capital Partners II. Refer to Telephone Interpretation 4S, to Item 507 of Regulation S-K (March 1999 Supplement).

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

60.   Comment - With regard to any selling stockholders who are non-natural
      -------
      persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

      Response - No broker-dealer received shares of BigString's common stock as
      --------
      underwriting compensation, and no selling stockholder has identified a broker-dealer that will sell his, her or its shares of BigString common stock.

61.   Comment - Please revise your disclosure on page 38 to remove your
      -------
      statement that the selling shareholders may sell their shares on a "delayed basis" pursuant to Rule 415 since delayed offerings, as defined by Rule 415, must be conducted on Form S-3.

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

Plan of Distribution, page 39
-----------------------------

62.   Comment - We refer to your disclosure on page 39 where you state that if a
      -------
      selling stockholder enters into an agreement with an underwriter, you will file a supplement to the prospectus reflecting this. Please be aware that, pursuant to Item 512(a)(1)(iii) a material revision to the Plan of Distribution requires the filing of a Post-Effective Amendment, not a supplement.

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

Additional Information, page 42
-------------------------------

63.   Comment - Please revise to note that the Public Reference Section has
      -------
      relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

Financial Statements for the years ended December 31, 2004 and 2003 and the six
-------------------------------------------------------------------------------
months ended ended June 30, pages F-3 - F-21
--------------------------------------------

64.   Comment - Please tell us what consideration you gave to classifying
      -------
      yourself as a development stage enterprise and including all the disclosures prescribed by SFAS 7 including inception to date audited financial information.

      Response - As of December 31, 2004, BigString had commenced operations and
      --------
      produced revenue, although not significant revenue. At such time, BigString's primary attention turned to routine, ongoing business activities and, as a result, BigString ceased to be a development stage enterprise. The point at which an enterprise ceases to be in the development stage is a matter of judgment and, based on the above facts, BigString believes that as of December 31, 2004, it should report as an operating enterprise.

Note 1 - Description of Business and Summary of Significant Accounting Policies,
--------------------------------------------------------------------------------
pages F-7 - F-9 and F-18 and F-20
---------------------------------

Revenue Recognition, page F-7 and F-18
--------------------------------------

65.   Comment - We note from your website that you have several promotional
      -------
      arrangements with your customers such as 70% payout of all general non-email revenues to subscribers, free money deals, and cash rebates. Please revise to include a discussion of all such arrangements and your related revenue recognition policies.

      Response - We have revised the financial statements in accordance with the
      --------
      Staff's comment.

66.   Comment - Also, please tell us whether you have earned revenues from any
      -------
      of the partnership programs disclosed on page 24. If so, explain how you have considered EITF 99-19 in accounting for those revenues.

      Response - As of September 30, 2005, BigString generated less than $225 in
      --------
      advertising revenue. In addition, we have revised the financial statements to disclose how we apply ETIF 99-19 in accounting for those revenues.

Note 2 - Acquisition, page F-10
-------------------------------

67.   Comment - We note that in conjunction with our acquisition of Email
      -------
      Emissary in July of 2004 you issued 20,000,000 shares of common stock and valued these shares at $0.03/share. This valuation appears inconsistent with the fact that in 2004 you completed a private placement of your common stock at $0.25/share and issued common shares for services and valued these shares at $0.21/share. Please tell us how you estimated the value of the shares issued in conjunction with your acquisition of Email Emissary.

      Response - On July 16, 2004, BigString acquired 100% of the outstanding
      --------
      common stock of Email Emissary. To accomplish the foregoing, BigString issued 20,000,000 shares of its common stock to the former shareholders of Email Emissary. The holders of Email Emissary common stock received four shares of BigString's common stock for each share of Email Emissary held by him or her. At the time BigString acquired all of the outstanding shares of Email Emissary, there was no quoted market price for BigString's common stock, as BigString was a private company. Due to cost concerns and the early stage of development and limited operations of BigString at the time of this acquisition, no formal appraisals regarding Email Emissary or its assets were prepared for BigString so that BigString could obtain independent valuation of the shares being acquired. Accordingly, the board of directors of BigString and the shareholders of Email Emissary agreed to the exchange ratio without the benefit of an independent valuation or fairness opinion. Inasmuch as the patent application and other proprietary rights relating to the recallable email application and name "BigString" were the foundation to BigString's business, BigString believed it was necessary to obtain ownership of such rights, even if it meant paying a premium.

      Subsequent to BigString's acquisition of all of the outstanding shares of Email Emissary's common stock, management of BigString, in connection with the preparation of its financial statements for the year ended December 31, 2004, valued the purchased shares of Email Emissary at $66,000. This valuation was based on the estimated fair values of the assets acquired, including the intangible assets.

68.   Comment - Please revise to include a condensed balance sheet of the
      -------
      acquired entity as prescribed by paragraph 51e. of SFAS 141.

      Response - We have revised the financials statements in accordance with
      --------
      the Staff's comment.

69.   Comment - Please explain why you have not filed the financial statements
      -------
      for Email Emissary for the year ended December 31, 2003 and interim period preceding the acquisition. Refer to Item 310(c) of Regulation S-B.

      Response - BigString has not filed the financial statements of Email
      --------
      Emissary due to the non-materiality of Email Emissary's financial statements for the year ended December 31, 2003 and the period commencing January 1, 2004 through the date that Email Emissary was acquired by BigString . Prior to the acquisition of Email Emissary, BigString had assets of approximately $33,000. Applying the significant subsidiary test to Email Emissary, the booked assets of Email Emissary at the date of acquisition amounted to approximately $4,000, which was below the 20% test for significant subsidiaries. Based on the foregoing, and due to the immaterial nature of the transaction, the inclusion of the financials of Email Emissary is not warranted.

Note 6 - Common Stock, page F-11
--------------------------------

70.   Comment - Please explain how you concluded that the fair value of warrants
      -------
      issued in 2004 and 2005 is more reliably measurable than the fair value of the services received. We note that this accounting treatment appears to be inconsistent with your methodology in valuing shares issued to employees during the periods.

      Response - With respect to the 185,000 shares of BigString common stock
      --------
      issued in 2004 to non-employee consultants and the 50,000 shares of BigString common stock issued in 2005 to a non-employee consultant, BigString was able to value the services rendered or to be rendered. However, with respect to the grant of warrants to non-employee consultants in 2004 and 2005, BigString was unable to value the services rendered or to be rendered. Inasmuch as it is very difficult to value future consulting services which are not job specific or time specific, BigString believes that the valuation of the warrants granted to the non-employee consultants using a generally accepted valuation methodology, such as Black-Schole's, would provide a more accurate valuation of the compensation paid by BigString.

71.   Comment - Please clarify the period in which the 45,000 warrants were
      -------
      exercised and how that exercise has been reflected in the statements of stockholders' equity and cash flows.

      Response - The warrants were exercised in 2005. The statement of
      --------
      stockholders' equity and cash flows have been revised to reflect the warrant exercise.

Financial Statements for the period ended June 30, 2005 pages F-14 - F-17
-------------------------------------------------------------------------

72.   Comment - Please revise to label all June 30, 2005 and 2004 information as
      -------
      "unaudited." Additionally, please label the related notes to the financial statements as "unaudited."

      Response - We have revised the prospectus in accordance with the Staff's
      --------
      comment.

Consolidated Balance Sheets, page F-14
--------------------------------------

73.   Comment - We note your disclosure in footnote 5 that you concluded a
      -------
      private placement of your common stock in July of 2005 for which you received $1,011,700 in gross proceeds. It appears, however, that you received this cash before June 30, 2005 and recorded it on the balance sheet along with a related subscriptions payable liability of $953,700. Please revise to provide a detailed description of this transaction, including when you receive the cash and why it was necessary to record a subscriptions payable liability.

      Response - Inasmuch as the subscriptions payable liability is not required
      --------
      in BigString's financial statements for the nine months ended September 30, 2005, we do not believe a detailed description of the subscriptions payable is warranted.

Consolidated Statements of Stockholders' Equity, page F-16
----------------------------------------------------------

74.   Comment - Please revise to include the $10,000 subscription receivable as
      -------
      a reduction of equity in the December 31, 2003 balance. Additionally, please revise to include activity from June 30, 2004 through December 31, 2004.

      Response - We have revised the financial statements in accordance with the
      --------
      Staff's comment.

Consolidated Statements of Cash Flows, page F-18
------------------------------------------------

75.   Comment - Please revise to show increases/decreases in accounts payable,
      -------
      accrued expenses and unearned revenue as separate line items within the cash flows from operating activities or revise to clarify that amounts are condensed.

      Response - We have revised the financial statements in accordance with the
      --------
      Staff's comment.

Part II
-------

Item 26, Recent Sales of Unregistered Securities, page II-2
-----------------------------------------------------------

76.   Comment - Please revise to note the facts you relied on to make the notes
      -------
      exemptions available. Refer to Item 701 of Regulation S-B.

      Response - We have revised Part II in accordance with the Staff's comment.
      --------

77.   Comment - We refer to the series of private offerings in which you rely
      -------
      upon the exemption from registration afforded by Rule 506. Please provide us with an analysis as to how this series of offerings is consistent with the limitations set forth in Rule 506. For example, please advise us as to the number of "purchasers" of your common stock in these offerings as such term is defined pursuant to Rule 501(e) of the Securities Act of 1933. To the extent you view these offerings as separate private offerings, please advise us as to why you do not believe that they should be integrated.

      Response - The series of private offerings in which we rely on the
      --------
      exemption from registration under Rule 506 of Regulation D ("Rule 506") comply with Rule 506 in that:

      1. BigString did not use general solicitation or advertising to market the securities;

      2. BigString sold securities to 41 "purchasers," all of whom were "accredited investors," as such term is defined in Rule 501 of the Securities Act of 1933, as amended; and

      3. All "purchasers" received restricted securities.

      While we believe that these offerings are separate private offerings, to the extent that any of the private offerings which are exempt under Rule 506 are integrated, the offerings are still exempt from registration under Rule 506 in that the combination of any offerings made within six months of each other still do not exceed the limits of Rule 506 as all 41 investors to whom these securities were sold were "accredited investors" and Rule 506 exempts from registration and unlimited number of sales to "accredited investors."

78.   Comment - Please revise to state the name or class of the individual
      -------
      purchasers to whom you issued or sold your shares as opposed to referring to them as "individuals" or "investors."

      Response - We have revised Part II in accordance with the Staff's comment.
      --------

79.   Comment - Please note that there are discrepancies between your Recent
      -------
      Sales of Unregistered Securities Table and the detailed narrative describing these transactions. For instance, but without limitation, you state on page II-8 that on "August 1, 2004, we issued 180,000 shares to an individual for his public relations, advertising and business advisory services." This transaction is not noted in your Recent Sales of unregistered Securities Table. Please revise or advise as necessary.

      Response - We have revised Part II in accordance with the Staff's comment.
      --------
      More specifically, we revised the "Recent Sales of Unregistered Securities Table" to clarify the relationship between the shares disclosed on the "Recent Sales of Unregistered Securities Table" and the detailed narrative.

Item 28.  Undertakings, page II-13
----------------------------------

80.   Comment - In paragraph (3), please strike the sentence beginning "In the
      -------
      event that a claim for indemnification against such liabilities..." This disclosure is not required in this Section. Please refer to Item 512(e) of Regulation S-B. Please consider whether this information would be material disclosure elsewhere in the registration statement.

      Response - We have revised Part II in accordance with the Staff's comment.
      --------

81.   Comment - Since this is not an underwritten offering where pricing
      -------
      information will be included in the final prospectus, undertaking (4) is not applicable. Please revise to remove this undertaking.

      Response - We have revised Part II in accordance with the Staff's comment.
      --------

      Legal Opinion
      -------------

82.   Comment - Please confirm to us in writing that counsel concurs with our
      -------
      understanding that the reference and limitation to the "laws of the State of Delaware" includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel's written confirmation as correspondence on the EDGAR.

      Response - Our counsel concurs with the understanding that the reference
      --------
      and limitation to the "laws of the State of Delaware" includes the statutory provisions as well as the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws. Counsel's written confirmation is included with its letter dated October 21, 2005 to the Commission which was contemporaneously filed with amendment No. 1 to the registration statement.

83.   Comment - We note that counsel has assumed that all shares being
      -------
      registered have been "duly executed on behalf of the company." It is not appropriate for counsel to assume due authorization of the securities being registered. Please provide us with a revised opinion that deletes this assumption or tell us why counsel is unable to provide an opinion without this qualification.

      Response - Counsel to BigString has provided as Exhibit 5 to amendment No.
      --------
      1 to the registration statement a revised opinion which deletes the assumption referenced above.